Exhibit 12.1

HIGHLAND HOSPITALITY CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO COMBINED

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(in thousands)

	Nine Months Ended September 30, 2005	Year Ended December 31, 2004	Period From December 19, 2003 to December 31, 2003
Earnings:
Income (loss) before income taxes and minority interest in operating partnership	$4,570	$3,298	$(3,014)
Interest expense (including amortization of capitalized interest)	17,806	8,413	—
Portion of rental expense representing interest	427	261	—

Total earnings	$22,803	$11,972	$(3,014)

Fixed charges:
Interest expense (including capitalized interest)	$18,105	$8,413	—
Portion of rental expense representing interest	427	261	—

Total fixed charges	18,532	8,674	—
Preferred stock dividends	49	—	—

Total fixed charges and preferred stock dividends	$18,581	$8,674	—

Ratio of earnings to combined fixed charges and preferred stock dividends	1.2	1.4	(a )

(a)	the Company did not have interest expense for the period from December 19, 2003 (date of initial public offering and commencement of operations) through December 31, 2003.